FILED BY MAGELLAN PETROLEUM CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: MAGELLAN PETROLEUM CORPORATION

COMMISSION FILE NO. 1-5507

Magellan Petroleum Board Determines Not to Pursue Proposal by

Stratex Oil & Gas Holdings, Inc.

DENVER, September 10, 2012 /PRNewswire/ — Magellan Petroleum Corporation (NASDAQ: MPET; ASX: MGN) (“Magellan”) today announced that its Board of Directors has carefully considered the unsolicited proposal by Stratex Oil & Gas Holdings, Inc. (OTCQB: STTX) (“Stratex”) that Stratex announced on August 28, 2012.  After consulting with its financial and legal advisors, the Magellan Board has determined not to pursue the Stratex proposal.  The proposal, as set forth in a letter from Stratex dated August 27, 2012, was a proposal to acquire each outstanding share of Magellan common stock for $0.65 in cash and one share of Stratex common stock, the closing price for which as reported by the OTCQB on August 27, 2012, was $1.65 per share.

In making its determination, the Board of Directors noted that Stratex did not respond to a written request for preliminary information regarding, among other things, Stratex’s financial statements, organizational structure, oil and gas properties, and the terms and conditions of the “committed financing” for the cash component of the proposal.  The Magellan Board and its advisors reviewed the most recent public disclosures by Stratex, from which it appears:

(i)            Stratex is a development stage company that lacks significant financial or other assets;

(ii)           the audit opinion dated June 27, 2012, for the most recent audited financial statements of Stratex Oil & Gas, Inc. contains an explanatory paragraph regarding factors which raise substantial doubt about Stratex’s ability to continue as a going concern, and the financial statements in Stratex’s Form 8-K dated July 6, 2012, contain the following statement: “the company (Stratex) believes its current available cash along with anticipated revenues may be insufficient to meet its cash needs for the near future.”;

(iii)          the proposed transaction presents significant corporate governance concerns for Magellan shareholders given, among other things, the effective 100,000,000 share super-voting rights in Stratex held by the two principal officers of Stratex;

(iv)          the majority of the asserted value of the Stratex proposal is based on the value of Stratex common stock, a security with extremely limited trading volume that trades only sporadically; and

(v)           the manner in which Stratex has reported its oil and gas reserve quantities, future net cash flows, and the number of its gross and net wells raises concerns about accurately understanding the value of these metrics.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this release which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995.  These statements about Magellan may relate to its businesses, prospects, and other matters that involve a number of risks and uncertainties that may cause actual results to differ materially from the results expressed or implied in the forward-looking statements.  Among these risks and uncertainties are: (i) whether Stratex will revise its proposal and whether any transaction with Stratex will be agreed to by Magellan as being in the best interests of Magellan’s shareholders; (ii) whether Stratex will pursue a tender offer directly to Magellan’s shareholders; and (iii) those set forth in the Risk Factors sections of Magellan’s most recent 10-K and subsequent 10-Qs filed with the U.S. Securities and Exchange Commission (the “SEC”).

ABOUT MAGELLAN

Magellan is an independent energy company engaged in the exploration, development, production, and sale of crude oil and natural gas from currently held assets in the United States, Australia, and the United Kingdom.  Traded on NASDAQ since 1972, the Company conducts its operations through two wholly owned subsidiaries, Nautilus Poplar LLC, which owns interests at Poplar, a highly attractive oil field in the Williston Basin, and Magellan Petroleum Australia Limited, a successful independent oil and gas company in Australia and the UK in existence since the 1960s.  The Company’s mission is to enhance shareholder value by maximizing the full potential of existing assets.  Magellan routinely posts important information about the Company on its website at www.magellanpetroleum.com.

For further information, please contact:

Matthew Ciardiello, Manager, Investor Relations at 720.484.2404

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Magellan has commenced at this time.  If a tender offer is commenced, Magellan will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC.  STOCKHOLDERS OF MAGELLAN ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC

CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and stockholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov.  Magellan also will provide a copy of these materials without charge on its website at www.magellanpetroleum.com.

Under the rules of the Australian Securities Exchange, the transaction proposed by Stratex is considered to be an off-market transaction.